Bass, Berry & Sims plc
Attorneys at Law

A PROFESSIONAL LIMITED LIABILITY COMPANY
315 Deaderick Street, Suite 2700
Nashville, Tennessee 37238
(615) 742-6200
April 10, 2006
VIA EDGAR AND FEDERAL EXPRESS
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 6010

Re:	IASIS Healthcare LLC
Form 10-K for Fiscal Year Ended September 30, 2005
Filed December 23, 2005
Form 10-Q for the Quarter Ended December 31, 2005
File No. 333-117362
Dear Mr. Rosenberg:
     On behalf of our client, IASIS Healthcare LLC, a Delaware limited liability company (the “Company”), we are writing in response to the comments contained in your letter dated March 14, 2006 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2005 (the “2005 10-K”). The numbering of the paragraphs below corresponds to the numbering of the Comment Letter, which for your convenience we have incorporated into this response letter in italics. Page references in the text of this response letter correspond to the page numbers of the 2005 10-K.
Form 10-K for the year ended September 30, 2005
Management’s Discussion and Analysis, page 36
Critical Accounting Policies and Estimates, page 42
Allowance for Contractual Discounts and Settlement Estimates, page 43
1.	We believe that your disclosure related to your allowance for contractual discounts on patient revenue could be improved. Please provide, in disclosure type format, the following information:

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Mr. Jim B. Rosenberg
April 10, 2006

a)	If your billing system generates contractual discounts based on fee schedules for the patient’s insurance plan for each patient encounter or if an estimate of contractual allowances is made. If an estimate is made, state what factors are considered in determining the estimate.

b)	Your policy for collecting co-payments.

c)	The nature and amount of the contractual discount accrual at the balance sheet date and the effect that could result from using other reasonably likely assumptions than what you used to arrive at the accrual such as a range of reasonably likely amounts or other type of sensitivity analysis.

d)	The factors that you consider in estimating the contractual discount.

e)	For each period presented, quantify and disclose the amount of changes in estimates of prior period contractual discounts that you recorded during the current period. For example for 2005, this amount would represent the amount of the difference between estimates of contractual adjustments for services provided in 2004 and the amount of the new estimate or settlement amount that was recorded during 2005.
     The Company provides the following disclosure on a supplemental basis to the disclosures made regarding the allowance for contractual discounts and settlement estimates on p. 43 of the 2005 10-K:
     Contractual allowances for most of our patient revenue are determined by an automated process that establishes the allowance on a patient by patient basis. The payment terms or fee schedules for most managed care plans are entered into our patient accounting systems. Automated estimates of contractual allowances are recorded at the time a patient account is billed based upon the system-loaded payment terms. In certain instances for payors that are not significant or who have not entered into a contract with us, we make manual estimates in determining contractual allowances based on historical collection rates. At the end of each month, we estimate contractual allowances for all unbilled accounts based on payor-specific six-month average contractual discount rates.
     For governmental payors such as Medicare and Medicaid, we estimate contractual allowances based upon the program’s reimbursement (payment) methodology (i.e., either prospectively determined or retrospectively determined costs). Most of these estimates, including those for Medicare inpatient, Medicare outpatient in two of our markets and Medicaid inpatient and outpatient revenue are determined by an automated process in a manner similar to the process used for managed care plan revenue. Estimates for government payors that involve manual processes are determined based upon historical collection rates. Under prospective payment programs we record contractual discounts based upon predetermined reimbursement rates. For retrospective cost-based revenues,

Mr. Jim B. Rosenberg
April 10, 2006

which are less prevalent, we estimate contractual allowances based upon historical and current factors which are adjusted in future periods when settlements of filed cost reports are received. Management continually reviews the contractual estimation process to consider and incorporate updates to laws and regulations and the frequent changes in managed care contractual terms that result from contract renegotiations and renewals.
     All contractual adjustments, regardless of type of payor or method of calculation, are reviewed and compared to actual payment experience on a patient account basis. The allowance for (non-system generated) contractual discounts included in accounts receivable, net at September 30, 2005 and 2004 equaled $73.5 million and $72.2 million, respectively, and represents the difference between patient charges (net of system generated contractuals) and the expected reimbursement for patient accounts receivable outstanding on the balance sheet date. A hypothetical 1% change in net receivables that are subject to contractual discounts at September 30, 2005 would result in an impact on pre-tax earnings of approximately $2.0 million.
     Co-payments and deductibles are the portion of patient charges that many managed care and governmental payors require the patient to pay. Co-payment and deductible amounts vary among payors and are based upon the provisions of the plan in which the patient participates. We apply the same collection practices to co-payments and deductibles as we apply to other patient accounts receivable. In general, we follow the following process for collecting patients accounts receivable: 1) where possible, cash collection of co-payments, deductibles and self-pay accounts prior to or at the time service is provided, 2) billing and follow-up with third party payors, 3) collection calls, 4) utilization of collection agencies and 5) if collection efforts are unsuccessful, write-off of the accounts.
     In regard to comment 1.e), the Company notes the following: The Company’s estimation of all contractual discounts is determined on a patient by patient basis, and the Company adjusts recorded estimates as patient account payments are received. The Company does not record the contractual discount in the aggregate and does not have a system solution or process to do so. Accordingly, any determination of the aggregate changes in estimates during all, or any, periods presented would require the Company to develop a new accounting process and corresponding reports through its information systems. To create this report, the Company would be required to aggregate a very large number of patient accounts and then create a system process to aggregate the disposition of each account for each balance sheet date presented. For example, the Company’s patient accounts receivable at September 30, 2004 included approximately 250,000 individual patient accounts. Further complicating the Company’s ability to determine the change in estimate with precision is the fact that the Company’s patient by patient estimates for contractual discounts include both manual and automated discounts netted against patient accounts. As required by current accounting guidance, the Company’s notes to the consolidated financial statements include the disclosure of any material change in net revenue resulting from adjustments to estimated third-party payor settlements (i.e., prior year contractuals relating to the settlement of cost reports) (see p. 68 of the 2005 10-K).

Mr. Jim B. Rosenberg
April 10, 2006

2.	With regards to your discussion of results of operations for the period to period revenue comparisons, provide us, in disclosure type format, the amount of and reason for fluctuations for your allowance for contractual discounts on patient revenue including the effect that changes in your estimates of these items had on your revenues and operations.
     The Company provides the following disclosure on a supplemental basis to the disclosures made regarding our discussion of results for the period to period revenue comparison on p. 48 in the 2005 10-K:

	Year ended	Year ended	Year ended
(in thousands)	September 30, 2005	September 30, 2004	September 30, 2003
Gross Patient Revenue	$3,435,028	$3,121,365	$2,610,786
Total Revenue Deductions	2,273,972	2,034,626	1,687,016

Net Patient Revenue	$1,161,056	$1,086,739	$923,770

     Revenue deductions are comprised primarily of contractual adjustments to reduce acute care gross charges to predetermined reimbursement rates. Revenue deductions for the year ended September 30, 2005 equaled $2,274 million, or 66.2% of gross patient revenue, compared to $2,035 million, or 65.2%, for the prior year. The 100 basis point increase in revenue deductions as a percentage of gross patient revenue is primarily the result of a net increase in gross charges in excess of the net increase in reimbursement rates obtained from managed care and other third-party payors.
     As noted in the Company’s response to comment 1.e) above, the Company’s estimation of contractual discounts on patient revenue is determined on a patient by patient basis and the Company adjusts recorded estimates as payments are received.
Insurance Reserves and Medical Claims payable, page 43
3.	Please provide us, in disclosure type format, the change in your estimated accruals for insurance reserves and medical claims payable for each period presented. If changes were not material to net income, please so state and tell us your basis for determining materiality.
     The Company provides the following disclosure on a supplemental basis to the disclosures made regarding insurance reserves on p. 43 of the 2005 10-K:
     Our accrual for professional and general liability claims reflects the current estimate of all outstanding losses including both asserted and unasserted claims, based

Mr. Jim B. Rosenberg
April 10, 2006

upon actuarial calculations as of the balance sheet date. To the extent that subsequent claims information varies from management’s estimates, the liability is adjusted currently and amounts are included in current operating results. The loss estimates included in the actuarial calculations may change in the future based upon updated facts and circumstances.
     Our expense for professional and general liability coverage each year includes the actuarially determined estimate of losses for the current year, including unasserted claims; the change in the estimate of losses for prior years based upon actual asserted claims development experience as compared to prior actuarial projections; the insurance premiums for losses in excess of our self-insured retention levels; and the administrative costs of the insurance program.
     The results of the updated actuarial valuations from our actuary for professional and general liability losses resulted in changes in our related accrual estimates for prior years which increased our professional and general liability expense by the following amounts:

year ended September 30, 2005:	$158,000
year ended September 30, 2004:	$542,000
year ended September 30, 2003:	$266,000
     The results of the updated actuarial valuations from our actuary for workers’ compensation losses resulted in changes in our related accrual estimates for prior years which increased (reduced) our workers’ compensation insurance expense by the following amounts:

year ended September 30, 2005:	$1.8 million
year ended September 30, 2004:	$(87,000)
year ended September 30, 2003:	$676,000
     The Company notes that it disclosed on p. 41 of the 2005 10-K in the section entitled, “Volatility of Insurance Costs,” that the Company experienced some moderation in the cost of insurance during 2005. The Company noted on p. 48 in its discussion of Other Operating Expenses for the year ended September 30, 2005 compared to the year ended September 30, 2004 that same facility insurance expense decreased $2.1 million during the year ended September 30, 2005 as compared to the prior year. Additionally, please note that the Company’s “Summary of Operations by Quarter” discussion on p. 52 of the 2005 10-K included the disclosure that the Company’s results for the quarter ended September 30, 2005 included a $6.8 million reduction to estimated liabilities for general and professional insurance as a result of the Company’s semi-annual actuarial study.
     The Company provides the following response in regard to the part of comment 3 dealing with medical claims payable:

Mr. Jim B. Rosenberg
April 10, 2006

     Medical claims expense for the years ended September 30, 2005, 2004 and 2003 equaled $302.2 million, $242.4 million and $128.6 million, respectively. Included in medical claims expense were changes in our estimate for medical claims payable related to prior year claims which resulted in an increase/ (decrease) in medical claims expense of $2.5 million, $2.9 million and ($7.3 million) for the years ended September 30, 2005, 2004 and 2003, respectively.
Note 1. Organization and Basis of Presentation, page 67
4.	Please provide us, in disclosure type format, what you mean by “substantial ownership interest and exercise significant influence” with regards to your accounting for investments in entities that the Company does not control.
     The Company provides the following disclosure on a supplemental basis to the disclosures made regarding insurance reserves on p. 67 of the Company’s 2005 10-K:
     The Company holds a 25.5% ownership interest in a certain surgery center and a 49% interest in a medical office building located on two of its hospital campuses. The Company accounts for these investments under the equity method. The Company considers each of these non-controlling interests to represent a substantial ownership percentage in each respective entity.
     These investments are not considered significant to the Company as they represent less than .06% of the Company’s total assets at September 30, 2005 and the related investment income from such investments represents less than 2% of the Company’s pre-tax earnings for the year ended September 30, 2005. Taking the aforementioned points under consideration, the Company intends to revise this disclosure in future filings to exclude any reference to “exercising significant influence” as the Company feels that it is unnecessary disclosure.
(c) Other Assets, page 70
5.	Please tell us your accounting basis for capitalizing costs to recruit physicians.
     In response to comment number 5, consistent with certain other healthcare companies in the Company’s industry, payments made to recruit physicians are considered loans and are therefore capitalized. The Company’s affiliated hospitals structure their physician recruitment agreements to provide financial assistance to recruited physicians in the form of loans for which no repayment obligation commences until after the assistance period provided for in the agreement expires. The form recruitment agreement used by all of the Company’s hospitals provides for a three (3) year term, with the first year being the assistance period, or period in which financial assistance is provided to the recruited physician as a loan, and the last two years being the forgiveness period, or the period in which the amount of the loan is forgiven, provided the physician fulfills his or her obligations under the agreement. The financial assistance

Mr. Jim B. Rosenberg
April 10, 2006

provided during the assistance period is provided in two ways: (1) up front assistance (including, but not limited to, relocation expense reimbursement, marketing expense reimbursement and consulting expense reimbursement) and (2) collections guarantee payments made for each of the first twelve (12) months of the term to the extent that the physician’s collections fall short of a predetermined amount.
     At the end of the assistance period, the physician is required to execute a promissory note in the full amount of the financial assistance provided to the physician during the assistance period (including both up-front assistance and guarantee payments). The note requires repayment of the loaned amount in twenty-four (24) equal monthly installments. However, the recruitment agreement provides for forgiveness of 1/24th of the amounts due under the note for each month that the physician continues to fulfill his or her obligations under the recruitment agreement, which principally requires the maintenance of a full-time practice in the hospital’s service area. Costs capitalized as of the beginning of the forgiveness period are amortized to expense over the 24 month period. Each note is generally secured by the physician’s practice accounts receivables.
Medical Claims Payable, page 70
6.	Please provide us, in disclosure type format, a SOP 94-5 roll forward of this payable for each period presented.
     Health Choice Arizona, Inc. (the “Plan”) is a prepaid Medicaid managed health plan that derives substantially all of its revenues through a contract with the Arizona Health Care Cost Containment System (“AHCCCS”) to provide specified healthcare services to qualified Medicaid enrollees through contracts with providers. AHCCCS is the state agency that administers Arizona’s Medicaid program. The contract requires the Plan to arrange for healthcare services for enrolled Medicaid patients in exchange for fixed monthly premiums, based on negotiated per capita member rates, and supplemental payments from AHCCCS.
     The Plan subcontracts with hospitals, physicians and other medical providers within Arizona and surrounding states to provide services to its enrollees in Apache, Coconino, Gila, Maricopa, Mohave, Navajo, Pima and Pinal counties. These services are provided regardless of the actual costs incurred to provide these services. The Plan receives reinsurance and other supplemental payments from AHCCCS for healthcare costs that exceed stated amounts at a rate ranging from 75% to 100% of qualified healthcare costs in excess of stated levels of up to $35,000 per claim, depending on the eligibility classification of the member.
     The following table shows the components of the change in medical claims payable for the years ended September 30, 2005, 2004 and 2003 (in thousands):

Mr. Jim B. Rosenberg
April 10, 2006

	Year ended	Year Ended	Year ended
	September 30, 2005	September 30, 2004	September 30, 2003
Medical claims payable as of October 1	$55,421	$25,767	$30,262
Medical claims expenses incurred during the year:
Related to current year	308,157	250,250	130,281
Related to prior years	2,522	2,959	(7,287)

Total incurred	310,679	253,209	122,994

Medical claims payments during the year:
Related to current year	(248,841)	(195,620)	(104,461)
Related to prior years	(57,058)	(27,935)	(23,028)

Total payments	(305,899)	(223,555)	(127,489)

Medical claims payable as of September 30	$60,201	$55,421	$25,767

     In response to comment number 6, management does not believe the Plan falls within the scope of SOP 94-5 “Disclosures of Certain Matters in the Financial Statements of Insurance Enterprises,” as it does not meet the definition of an “insurance enterprise” as contemplated by this statement and further defined by Statement of Financial Accounting Standards No. 60, "Accounting and Reporting by Insurance Enterprises”. The Plan is not subject to any statutory accounting practices or reporting requirements of the National Association of Insurance Commissioners or the State of Arizona Department of Insurance. As a prepaid managed health plan, and consistent with another of the Company’s peer companies, the Company has been accounting for the Plan under the provisions of the AICPA Audit and Accounting Guide, “Health Care Organizations,” Chapter 13, “Financial Accounting and Reporting by Providers of Prepaid Health Care Services.” Accordingly, the Company does not believe the disclosure requirements of paragraph .11 of SOP 94-5 (as amended by paragraph .10 of SOP 01-5, “Amendments to Specific AICPA Pronouncements for Changes Related to the NAIC Codification”) are applicable.
Related Party Transactions, page 72
7.	Please provide us, in disclosure type format, the terms and conditions of the management agreement among the company, TPG and certain other persons that cause the monitoring fee.
     The Company has expanded its disclosure regarding the management services agreement. The revised disclosure is set forth below (underlined portions indicate additional disclosure). In addition, for your convenience, a copy of the management services agreement is attached hereto as Exhibit A. The Company will include the revised disclosure in its subsequent filings, as applicable.

Mr. Jim B. Rosenberg
April 10, 2006

     Management Services Agreement
     Upon the consummation of the Transactions, we entered into a management services agreement with TPG GenPar III, L.P., TPG GenPar IV, L.P., both affiliates of TPG, JLL Partners Inc. and Trimaran Fund Management, L.L.C. under which we paid those parties a transaction fee equal to $15 million in the aggregate. The management services agreement provides that in exchange for consulting and management advisory services that will be provided to us by the investors, we will pay an aggregate monitoring fee of 0.25% of budgeted net revenue up to a maximum of $5 million per fiscal year to these parties (or certain of their respective affiliates) on a quarterly basis and reimburse them for their reasonable disbursements and out-of-pocket expenses. This monitoring fee is divided among the parties in proportion to their relative ownership percentages in IASIS Investment. The monitoring fee will be subordinated to the notes in the event of a bankruptcy of the company. The management services agreement does not have a stated term. Pursuant to the provisions of the management services agreement, we have agreed to indemnify the investors (or certain of their respective affiliates) in certain situations arising from or relating to the agreement, the investors’ investment in the securities of IAS or any related transactions or the operations of the investors, except for losses that arise on account of the investors’ negligence or willful misconduct. For the year ended September 30, 2005 and for the period from June 23, 2004 through September 30, 2004, we paid $3.8 million and $746,000, respectively, in monitoring fees under the management services agreement.
Note 16. Allowance for Doubtful Accounts, page 89
8.	Please provide us, in disclosure type format, what caused the significant provision for bad debts for the year ended September 30, 2005.
     The provision for bad debts for the Company’s hospital operations for the year ended September 30, 2005 was $133.9 million, compared to $127.0 million for the prior year (consisting of $87.5 million for the period from October 1, 2003 to June 22, 2004 (Predecessor) plus $39.5 million for the period from June 23, 2004 to September 30, 2004). The $6.9 million increase was due to having a full year’s operations for North Vista Hospital in the year ended September 30, 2005 as compared to only eight months in 2004. North Vista Hospital was acquired on February 1, 2004. On a same facility basis, the provision for bad debts was $106.7 million for the year ended September 30, 2005 compared to $106.3 million for the prior year.
* * * *

Mr. Jim B. Rosenberg
April 10, 2006

     Please advise us if we can provide further information or assistance to facilitate your review. Please direct any further comments or questions to me via telephone at (615) 742-2718 or facsimile at (615) 742-7852.

Respectfully submitted,
/s/ Angela Humphreys

cc:	Ms. Sasha S. Parikh (SEC, Division of Corporation Finance)
Ms. Mary Mast (SEC, Division of Corporation Finance)
Mr. W. Carl Whitmer (IASIS Healthcare LLC)
Frank A. Coyle, Esq. (IASIS Healthcare LLC)
Mr. John M. Doyle (IASIS Healthcare LLC)
Mr. Brigham Freeze (IASIS Healthcare LLC)
Leigh Walton, Esq. (Bass, Berry & Sims PLC)
Kevin A. Ball, Esq. (Bass, Berry & Sims PLC)

Exhibit A
[Management Services Agreement]

June 22, 2004
Trimaran Fund Management, L.L.C.
Trimaran Fund II, L.L.C.
Trimaran Parallel Fund II, L.P.
Trimaran Capital, L.L.C.
CIBC Employee Private Equity Partners (Trimaran)
CIBC MB Inc.
425 Lexington Avenue
Third Floor
New York, NY 10017
Attention: Steven Flyer
JLL Partners Inc.
450 Lexington Avenue
Suite 3350
New York, NY 10017
Attention: Jeffrey C. Lightcap
TPG GenPar III, L.P.
TPG GenPar IV, L.P.
TPG IASIS III LLC
TPG IASIS IV LLC
TPG IASIS Co-Invest I LLC
TPG IASIS Co-Invest II LLC
301 Commerce St.
Suite 3300
Fort Worth, TX 76102
Attention: John Viola
Ladies and Gentlemen:
     This management services agreement (the “Agreement”) sets forth the terms and conditions of certain fee arrangements among Trimaran Fund Management, L.L.C. (“Trimaran”), JLL Partners Inc. (“JLL”), TPG GenPar III, L.P. (“TPG III”), TPG GenPar IV, L.P. (“TPG IV”) (collectively, the “Sponsors”) and IASIS Healthcare LLC (“IASIS LLC”), a limited liability company whose sole member is IASIS Healthcare Corporation (the “Company”), a corporation wholly owned by IASIS Investment LLC (“Purchaser”), which in turn is wholly owned, in the aggregate, by Trimaran Fund II, L.L.C., Trimaran Parallel Fund II, L.P., Trimaran Capital, L.L.C., CIBC Employee Private Equity Partners (Trimaran), CIBC MB Inc., JLL/IASIS II, LLC, a limited liability company controlled by JLL, and TPG IASIS III LLC, TPG IASIS IV LLC, TPG IASIS Co-Invest I LLC and TPG IASIS Co-Invest II LLC (collectively, the “Co-Investors”).

     1. Transaction Fee. Upon the completion of the acquisition of the Company by the Purchaser (the “Closing Date”), IASIS LLC shall pay a transaction fee, equal in the aggregate to $15,000,000, as follows: (a) $3,180,593 to TPG III, in respect of the investment by TPG IASIS III LLC; (b) $8,694,407 to TPG IV, $5,089,496 of which is in respect of the investment by TPG IASIS IV LLC and the remainder of which is in respect of the investment by TPG IASIS Co-Invest I LLC and TPG IASIS Co-Invest II LLC; (c) $2,500,000 to JLL and (d) $625,000 to Trimaran or, in each case, to their respective designees, in immediately available funds. In addition to the foregoing, in the event TPG III, TPG IV or their respective affiliates shall become entitled to receive any other transaction fees in connection with their activities on behalf of the Company, IASIS LLC, or their respective subsidiaries, JLL shall be entitled to receive payment of 17.0163% of the total amount of any such transaction fees; provided that JLL shall no longer be entitled to any portion of such transaction fees in the event, as of any date, (i) JLL (together with its affiliates) does not hold at least twenty-five percent (25%) of the aggregate number of membership units of Purchaser issued to JLL (or any of its affiliates) on the Closing Date, and (ii) the TPG Vehicles (which term, for purposes of this Agreement, shall have the meaning assigned to it in the Amended and Restated Limited Liability Company Operating Agreement of Purchaser, dated the date hereof (the “LLC Agreement”)) collectively hold at least twenty-five percent (25%) of the aggregate number of membership units of Purchaser issued to the TPG Vehicles on the Closing Date; and, provided further, however, that the parties hereto acknowledge that none of Trimaran Fund Management, L.L.C. or any of its affiliates, by virtue of signing this Agreement, endorses the payment of any transaction fee after the date hereof.
     2. Monitoring Fee. (a) On the first day of each fiscal quarter of IASIS LLC following the Closing Date, IASIS LLC shall pay to TPG III, TPG IV and JLL (or their respective designees), in exchange for certain consulting and advisory services to be provided by TPG III, TPG IV and JLL to IASIS LLC (or any of its affiliates), a monitoring fee (the “Monitoring Fee”) for such fiscal quarter, equal to the lesser of (i) 0.0625% of the budgeted net revenue of IASIS LLC for the fiscal year in which such fiscal quarter falls, as approved by the management of IASIS LLC, and (ii) $1,250,000. The Monitoring Fee shall be divided as follows: (i) JLL shall be entitled to 17.0163%, (ii) TPG III shall be entitled to 22.2263%, and (iii) TPG IV shall be entitled to 60.7574%, of which 58.5376% will be received in respect of consulting and advisory services performed on behalf of TPG IASIS IV LLC and the remainder will be received in respect of consulting and advisory services performed on behalf of TPG IASIS Co-Invest I LLC and TPG IASIS Co-Invest II LLC. Notwithstanding the allocation set forth above, JLL shall no longer be entitled to any portion of the Monitoring Fee in the event, as of any date, (i) JLL (together with its affiliates) does not hold at least twenty-five percent (25%) of the aggregate number of membership units of Purchaser issued to JLL (or any of its affiliates) on the Closing Date, and (ii) the TPG Vehicles collectively hold at least twenty-five percent (25%) of the aggregate number of membership units of Purchaser issued to the TPG Vehicles on the Closing Date. In such an event, the portion of the Monitoring Fee otherwise payable to JLL shall be allocated to TPG III and TPG IV in proportion to their relative ownership percentages in Purchaser.
     (b) In addition to the Monitoring Fee, IASIS LLC agrees to pay or reimburse TPG III, TPG IV and JLL for all reasonable disbursement and out-of-pocket expenses (including, without limitation, costs of travel, postage, deliveries and communications and fees

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and expenses of counsel, accountants and consultants) incurred by them or their respective affiliates for the account of IASIS LLC (or any of its affiliates), or in connection with the performance of the consulting and advisory services contemplated by the preceding clause.
     (c) The parties hereto acknowledge and agree that the Monitoring Fees constitute “Subordinated Management Fees” as defined in the credit agreement dated as of the Closing Date among the Company, IASIS LLC, certain subsidiaries of the Company, the financial institutions listed therein as Lenders, Citigroup Global Markets Inc. and Bank of America Securities LLC, as joint lead arrangers and joint book runners, Citicorp North America, Inc. as syndication agent, Bank of America, N.A., as administrative agent, and Goldman Sachs Credit Partners L.P., Merrill Lynch Capital Corp., and Lehman Commercial Paper Inc., as co-documentation agents (the “Credit Agreement”), and shall not accrue or be paid by IASIS LLC to TPG III, TPG IV or JLL in the circumstances described in such defined term. If any amount shall be paid by IASIS LLC in violation of either the (a) indenture dated June 22, 2004, governing the eight and three-quarter percent (8 3/4%) senior subordinated notes due in 2014 and issued by IASIS LLC and IASIS Capital Corporation, a Delaware corporation, or (b) the Credit Agreement (each a “Financing Agreement”), such amount shall be held in trust by the payee for the benefit of the obligees under the Financing Agreements. The provisions of this Agreement relating to the subordination of the Subordinated Management Fees shall not be amended, modified, waived or terminated without the written consent of the Administrative Agent (as defined in the Credit Agreement).
     3. Deferral. Any Monitoring Fee that would have been payable to TPG III, TPG IV and JLL pursuant to paragraph 2 above absent the restrictions, if any, in the Financing Agreements (the “Deferred Fees”) shall accrue upon the immediately succeeding period in which such amounts could, consistent with the Financing Agreements, be paid, and shall be paid in such succeeding period (in addition to such other amounts that would otherwise be payable at such time) in the manner set forth in paragraph 2 as of the date of such accrual.
     4. Indemnity. The Company and IASIS LLC (or any of their respective successors) (the “Indemnifying Parties”) jointly agree to indemnify and hold harmless each Sponsor, each Co-Investor, each member thereof, each limited or general partner, shareholder or member of each such member, each limited or general partner, shareholder or member of each such limited or general partner, shareholder or member, the affiliates of any of the foregoing and the directors, officers, employees, agents, fiduciaries and other representatives of any of the foregoing (collectively, the “Indemnified Parties”), to the fullest extent permitted by law, from and against any and all losses, penalties, judgments, suits, costs, claims, liabilities, damages and expenses (including, without limitation, reasonable attorneys’ fees and disbursements) (collectively, “Losses”), incurred by, imposed upon or asserted against any of the Indemnified Parties as a result of, relating to or arising out of, any litigation, claims, suits or proceedings to which such Indemnified Party is made a party (other than as a plaintiff (unless otherwise agreed by the board of directors of the Company or to enforce the provisions of this Section 4) or any penalties, costs, claims, liabilities, damages or expenses suffered by such Indemnified Party, in each case arising from or relating to this Agreement or any investment, whether direct or indirect, in the securities of the Company by any Indemnified Parties, or any related transactions or the operations of any Indemnified Parties (or any of their respective successors or subsidiaries), except for any such Losses arising on account of such Indemnified Party’s gross

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negligence or willful misconduct, and if and to the extent that the foregoing undertaking may be unenforceable for any reason, the Indemnifying Parties hereby agree to make the maximum contribution to the payment and satisfaction of each of the Losses which is permissible under applicable law. Each such Indemnified Party shall be reimbursed for all indemnified Losses as they are incurred; provided, that if a final and non-appealable judicial determination shall be made that such Indemnified Party is not entitled to be indemnified for Losses, such Indemnified Party shall repay to the Indemnifying Parties the amount of such Losses for which the Indemnifying Parties reimbursed such Indemnified Party.
     5. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to agreements made and to be performed within that state.
     6. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same instrument.
     7. Amendments. Except as otherwise provided herein, the provisions of this Agreement may not be amended, modified, waived or terminated without the written consent of each Sponsor.
     8. Survival. The termination of this Agreement shall not relieve a party from liability for any breach of this Agreement on or prior to termination. Paragraphs 4 through 9 shall survive any termination of this Agreement.
     9. Severability. If any provision of this Agreement shall be held to be invalid, illegal or unenforceable, such provision shall be construed by limiting it so as to be valid, legal and enforceable to the maximum extent permitted by law; the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.
     10. Entire Agreement. This Agreement (together with the Investor Rights Agreement, dated the date hereof, by and between Purchaser and the Company, and the LLC Agreement) embody the entire agreement and understanding of the parties and supersedes all prior agreements and understandings among the parties and any of their affiliates with respect to the subject matter hereof (including, without limitation, the commitment letters executed by the Co-Investors (or their affiliates)).

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     If the foregoing is in accordance with your understanding and agreement, please sign and return the duplicate of this Agreement enclosed herewith, whereupon this Agreement shall constitute a binding agreement with respect to the matters set forth herein.
Sincerely,
IASIS Healthcare LLC
By: IASIS Healthcare Corporation
its sole member

By:	/s/ David R. White
	Name:	David R. White
	Title:	Chairman and Chief Executive Officer

Accepted and agreed as of the date first set forth above:
TRIMARAN FUND II, L.L.C.
By: Trimaran Fund Management, L.L.C.
its investment manager

By:	/s/ Jay Bloom
Name:
Title:
TRIMARAN PARALLEL FUND II, L.P.
By: Trimaran Fund Management, L.L.C.
its investment manager

By:	/s/ Jay Bloom
Name:
Title:
TRIMARAN CAPITAL L.L.C.
By: Trimaran Fund Management, L.L.C.
its investment manager

By:	/s/ Jay Bloom
Name:
Title:
CIBC EMPLOYEE PRIVATE EQUITY PARTNERS (TRIMARAN)
By: Trimaran Fund Management, L.L.C.
its investment manager

By:	/s/ Jay Bloom
Name:
Title:
CIBC MB INC.
By: Trimaran Fund Management, L.L.C.
its investment manager

By:	/s/ Jay Bloom
Name:
Title:

JLL PARTNERS INC.

By:	/s/ Paul Levy
	Name:	Paul Levy
	Title:	Senior Managing Member

TPG IASIS IV LLC

By:	/s/ Richard A. Ekleberry
	Name:	Richard A. Ekleberry
	Title:	Vice President

TPG IASIS III LLC

By:	/s/ Richard A. Ekleberry
	Name:	Richard A. Ekleberry
	Title:	Vice President

TPG IASIS CO-INVEST I LLC

By:	/s/ Richard A. Ekleberry
	Name:	Richard A. Ekleberry
	Title:	Vice President

TPG IASIS CO-INVEST II LLC

By:	/s/ Richard A. Ekleberry
	Name:	Richard A. Ekleberry
	Title:	Vice President